February 24, 2025

Stephen Jian Zhu
Chief Executive Officer
Able View Global Inc.
Floor 16, Dushi Headquarters Building
No. 168, Middle Xizang Road
Shanghai, 200001, People   s Republic of China

       Re: Able View Global Inc.
           Registration Statement on Form F-3
           Filed February 14, 2025
           File No. 333-284994
Dear Stephen Jian Zhu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Elizabeth Fei Chen